October 16, 2009

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:	SCBT Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 001-12669

Dear Mr. Nolan:

The letter is provided on behalf of SCBT Financial Corporation (the “Company,” “SCBT,” “we,” or “our”)  in response to the letter from the Securities and Exchange Commission (“SEC”) dated September 18, 2009 (the “Request Letter”) related to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the fiscal quarter ended June 30, 2009, and request for certain information.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Below we have outlined our response to the Request Letter.  For your convenience, we have restated the SEC’s comment (in italics) prior to our responses.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements

Note 4 — Investment Securities, page F-21

1.              We have reviewed your response to comment 1 of our letter dated July 24, 2009.  We have the following comments:

a.              You state you used an estimate of 75 basis points for your future deferrals/defaults annually on your TRUPs.  Please clarify to us if you are assuming a deferral/default rate of 75 basis points for each year in the future.

RESPONSE:

We estimated that additional future deferrals / defaults would occur at a rate of 75 basis points annually on the remaining performing collateral each year until maturity on each of the TRUPs.

b.              We note that your TRUPs have significantly different actual deferral rates, credit ratings, and fair values.  Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each trust and based on the specific tranche in which you have invested.  We believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumptions based on the average long term performance of FDIC regulated banks, AM Best’s study and Standard & Poor’s methodology for all of your securities is not a reasonable methodology consistent with the guidance.  Therefore, please revise your TRUP OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions.

RESPONSE:

We agree that each of our TRUP securities has specific credit risks that are relevant to the analysis of OTTI. However, we believe that our method for evaluating OTTI takes into account these specific risks, therefore we have provided the explanation below to more clearly explain the methodology and analysis we perform each reporting period to determine whether or not OTTI exists within our TRUPs.  We essentially employ a four-step process, with each of the four forms of analyses intended to supplement the others and work harmoniously to provide a sound basis for a very reasonable determination of whether, or not, OTTI exists at the time.  In addition, we have attached a table that has the SEC’s suggested changes to the table that was included in our June 30, 2009 Form 10Q.  The revisions to the table are intended to clarify certain amounts and notations which the company evaluates in determining the probability of loss during each reporting period.

I.                                         Review of Individual Issuers / Banks

Within each of the eight pooled trust preferred securities, we review each issuer (typically a bank or insurance company) individually.  This review includes obtaining quarterly financial information and monitoring SNL Financial, LC for news releases and pertinent information relative to those issuers on a daily basis.  We specifically look to financial ratios of asset quality, capitalization, and profitability.  We believe the “Texas Ratio (“TR”)” is a prominent indicator of the stress a financial institution is experiencing.  We compile information both on a specific issuer basis and on a pooled basis for each security.  Specifically, we account for defaults that have occurred, we account for deferrals which have occurred, then we account for expected deferrals/defaults for which we have information that indicates a deferral/default is likely to occur and create loss and recovery assumptions for the banks in these categories.  In addition, we stratify the pooled information for the performing issuers based upon their TR to assess the likely “at risk” issuers within each security.  Based on the results of this analysis, we ensure that actual deferrals/defaults as well as forecasted deferrals/defaults of specific institutions are appropriately factored into the cash flow projections for each security.

II.                                     Break in Yield (“BIY”) / Stress Analysis

We receive analyses from outside analysts that we review.  This data provides us with an indication of how much more in immediate deferrals/defaults are needed to trigger a BIY of the security.  A BIY means that our security would not be expected to collect all contractual cash flows (principal and interest) by maturity.  This BIY analysis does not project any future defaults; rather, it solves for the amount of deferrals that would trigger a BIY if the deferrals occurred at the next payment date.  This stress analysis is used as an indicator which allows us to make reasonable judgments regarding the likelihood of the existence of OTTI at any reporting date.  “Excess subordination” is considered by us to be the amount of immediate additional defaults / deferrals necessary to deplete the entire credit enhancement beneath our tranche within each pool to the point that results in a BIY.  A declining ratio of excess subordination to performing collateral is an indicator of the need for additional review, such as comparing back to the credit quality of the pool of issuing banks.

III.                                 FSP EITF 99-20-1 Discounted Cash Flow Analysis

Next, management evaluates each of these securities under FSP EITF 99-20-1 and FSP FAS 115-2 and 124-2, considering the context of our deemed likelihood (or not) of OTTI garnered from the stress analysis above.  When performing this detailed cash flow analysis, management works with independent third parties to identify its best estimate of the cash flows to be collected over the life of the security.  If the estimated results of the present value of expected cash flows is less than the amortized cost basis of the security, an OTTI is considered to have occurred (a credit loss exists).  If there is no credit loss, then any impairment is deemed to be temporary.

The following assumptions were used at March 31, 2009 and December 31, 2008:

•                  We assumed all currently existing deferrals will default immediately with a 0% recovery;

•                  Using information from the pool’s trustee, we project specific additional deferrals/defaults for institutions that are likely to defer or default but have not made public announcements as of the date of our analysis;

•                  We assumed that future additional annual defaults for the remaining life of each security will be 75 basis points. This rate is approximately double the FDIC average annual default rate (36 basis points) of bank failures each year from 1934-2008 according to FTN Financial;

•                  We assumed recoveries on future projected deferrals to be from 0% to 15% after two-years (a two-year lag) for March 31, 2009, and 0% to 80% after two-years for December 31, 2008;

•                  We assumed prepayments of 2% annually which according to FTN Financial prepayments were common in 2006 and 2007 with issuers refinancing to a lower rate. Given the current environment and a change in credit conditions expected prepayments will remain low; and

•                  FTN Financial and Sandler O’Neill have used the assumptions above along with the book yield of the security to discount projected cash flows to present value.

The following assumptions were used at June 30, 2009:

•                  We assumed all currently existing deferrals will default immediately with a 0% recovery;

•                  Using information from the pool’s trustee, we project specific additional deferrals/defaults for institutions that are likely to defer or default but have not made public announcements as of the date of our analysis;

•                  We assumed that future additional annual defaults would be 3% (annually) in 2009; 3% in 2010; 2.5% in 2011; 2.0% in 2012; 1.0% in 2013; and 25 basis points applied annually (each year) until maturity. Management changed to these assumptions (compared to the assumptions above) to incorporate new information coming in during the quarter that showed a continued and accelerated pace of bank failures, and therefore deferrals/defaults within each security. The annual default rates assumed for 2009-2013 are representative of the rate of bank failures which occurred from 1988-1992 from statistics on FDIC bank failures each year from 1934-2008;

•                  We assumed recoveries on future projected deferrals to be from 0% to 15% after two-years (a two-year lag);

•                  We assumed prepayments of 1% annually to reflect

the current environment and a change in credit conditions that would lead to a reasonable expectation of very low prepayments.

IV.                                                         Review of Test Results and Analysis

Both (FSP EITF 99-20-1 Analysis and BIY/Stress Analysis) of the test results and analyses referenced above are again reviewed together to allow management to arrive at a reasonable conclusion of the existence of OTTI at any point in time.  Currently, this complete analysis is performed at the end of each reporting period when actual payments have been made by the trustee on each security and cash flows can be modeled, but the data for this analysis is gathered and considered each day as it becomes available.

Note:                                           If we had used the same future default assumptions from March 31, 2009 at June 30, 2009 for the EITF 99-20-1 discounted cash flow analysis, the amount of credit impairment on the PreTSL X tranches would have been $237,000, instead of $544,000 which was recorded in the second quarter of 2009.

c.               As a related matter, please tell us how you were able to conclude that the analysis you performed that considered the specific collateral underlying each individual security was similar enough to the analysis that based its default assumptions on the performance of numerous banks, as discussed above.

RESPONSE:

See information above in response to 1b.

2.              On page 9 you state the company evaluates its “intent and ability” to hold investments for a period of time sufficient to allow for any anticipated market recovery.  Please revise your disclosure in future filings to discuss whether you may be required to sell the security before recovery of its amortized cost basis and refer to paragraph 21 of SFAS FSP 115-2.

RESPONSE:

As noted above, we will revise future filings to include the discussion of whether the security would be required to be sold before the anticipated recovery of its amortized cost basis.  This discussion will include reference to our current cash position, liquidity position and any contractual or regulatory obligations.  At June 30, 2009, our cash and cash equivalent position had increased by more than $107.6 million, due primarily to a net decrease in customer loans of $71.3 million and the issuance of common stock of $29.4 million. Our liquidity position remains very strong to meet working capital requirements, contractual obligations and all regulatory requirements for appropriate liquidity in the current banking and economic environment, and we would not be required to sell any securities currently in an unrealized loss position.  Therefore, management continues to maintain our intent and ability to hold these investments for a period of time sufficient to allow for anticipated recoveries of the amortized cost basis of the investments.

3.              We note the impairment recorded on PreTSL X B-1 and PreTSL X B-3 during the three months ending June 30, 2009.  Please tell us the events that transpired during the three month period that caused these securities to become other than temporarily impaired.  Please be as specific as possible in your response.

RESPONSE:

The company relies primarily on a discounted cash flow analysis under EITF 99-20, as amended, to determine the existence of credit-related other than temporary impairments in our TRUP securities.  As of June 30, 2009, defaults/deferrals equaled approximately 25% of total current collateral compared to approximately 18% at March 31, 2009.  This was an increase of more than $34.8 million in additional deferrals during the second quarter of 2009.   Consequently, we incorporated this new information relating to the continued accelerated pace of deferrals and bank failures announced during the second quarter and modified the assumptions being used in the discounted cash flow analysis, specifically related to projected defaults within the remaining balance of currently performing collateral.  This change resulted in our accelerating the projected defaults into the earlier years (2009-2013 — see response below to comment 4 for detail), and then assuming a 25 basis point projected future default rate annually over the remaining life of the security (until maturity) compared to the estimate used at March 31, 2009 that assumed a constant 75 basis points of deferrals on remaining collateral each year throughout the remaining life of each security.

4.              On page 10 you state you will have “11.5% in defaults over the next five years on top of deferrals previously encountered in prior periods…..” Please tell us and revise future filings to state the percentage of defaults that you expect will occur in each of the next five years.

RESPONSE:

As of June 30, 2009, the projected default rates on currently performing collateral were assumed over the next five years as follows:

2009	3%
2010	3%
2011	2.5%
2012	2%
2013	1%

Beginning in 2014, the projected default rate assumption goes to 25 basis points of remaining performing collateral each year until maturity.

The percentage of defaults expected in each of the next five years will be stated in future filings, along with the default rate each year until maturity.

Please contact the undersigned at (803) 765-4630 with any questions regarding this letter.  Thank you.

Sincerely,

/s/ John C. Pollok
John C. Pollok
Senior Executive Vice President and Chief Financial Officer

cc:	Matt Snow, CPA, Member, Dixon Hughes PLLC
John Jennings, Nelson Mullins Riley & Scarborough LLP

SCBT Financial Corporation

Pooled Trust Preferred Securities

(dollars in thousands)

		Current Information for the Securities						Deferral/Default Statistics
							Receiving	Deferral /	Excess Subordination (4)
							Principal /	Defaults		Percent of
					6/30/2009		Interest	% of Total		Current
		Number of	6/30/2009	6/30/2009	Unrealized	Credit	Contractually	Collateral		Performing
Deal Name	Class	Issuers	Book Value	Fair Value	Gain (Loss)	Ratings (1)	at 6/30/2009?	Balance (3)	Amount	Collateral

PreTSL IX B-3	Mezzanine	51	$2,983	$1,529	$(1,454)	Ca / CC	Yes / Yes	22.3%	$37,500	10.6%
PreTSL X B-1	Mezzanine	58	3,073	1,553	(1,520)	Ca / CC	Yes / Yes (5)	24.7%	$14,000	3.6%
PreTSL X B-3	Mezzanine	58	862	445	(417)	Ca / CC	Yes / Yes (5)	24.7%	$14,000	3.6%
PreTSL XI B-1	Mezzanine	67	3,000	1,922	(1,078)	Ca / CC	Yes / Yes	14.4%	$81,500	15.7%
PreTSL XIII B-2	Mezzanine	68	1,000	528	(472)	Ca / CC	Yes / Yes	15.1%	$55,000	12.8%
PreTSL XIV B-2	Mezzanine	63	1,800	1,288	(512)	Ca / CC	Yes / Yes	10.7%	$77,000	17.9%
PreTSL XVI C	Mezzanine	58	1,004	228	(776)	Ca / CC	Yes / No (2)	18.5%	$57,500	11.6%
MMCaps I A	Senior	29	2,725	2,209	(516)	A3 / AAA	Yes / Yes	9.2%	$81,004	32.6%

Pooled Trust Preferred Securities - unrealized loss > 12 months			$16,447	$9,702	$(6,745)

(1)  Credit Ratings represent Moody’s and Fitch (S&P does not rate these securities).

(2)  Interest on this security is currently not being paid in cash, but is being added (capitalized) to the bond balance, a process known as a payment in kind (“PIK”).  This is the result of a current, temporary interest shortfall being experienced due to the amount of deferrals/defaults within the given deal, and therefore, there is not enough interest available to pay the current interest on the given class of notes or breaching the principal coverage test of the class of notes immediately senior to the given class.

(3)  This ratio represents the amount of specific actual deferrals/defaults that have already occurred or are known by the trustee (but not yet publicly announced by the specific issuer) to be forthcoming in the following quarter to to the total amount of collateral for a given deal.  Fewer deferrals/defaults produce a lower ratio.

(4)  Excess Subordination amount is the additional immediate defaults/deferrals necessary to deplete the entire credit enhancement (excess interest and over-collateralization) beneath our tranche within each pool to the point that would cause a “break in yield.” This amount assumes that all currently performing collateral continues to perform.

A break in yield means that our security would not be expected to receive all the contractual cash flows (principal and interest) by maturity.

The “percent of current performing collateral” is the ratio of the “excess subordination amount” to current performing collateral – a higher percent means there is more excess subordination to absorb additional defaults / deferrals and the better our security is protected from loss.

(5)  As of July 31, 2009, the Company became aware that PreTSL X B-1 and PreTSL X B-3 are now partially PIKing.